

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2020

Thomas J. Cancro
Chief Financial Officer
DASAN ZHONE SOLUTIONS INC
1350 South Loop Road, Suite 130
Alameda, California 94502

     Re: DASAN ZHONE SOLUTIONS INC
        Form 10-K for the Year Ended December 31, 2019
        Form 8-K furnished May 7, 2020
        File No. 000-32743

Dear Mr. Cancro:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                               Sincerely,

                               Division of Corporation Finance
                               Office of Manufacturing